510 Burrard St, 3rd Floor
Date: March 17, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Silvercrest Metals Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 11, 2017
Record Date for Voting (if applicable) :	April 11, 2017
Beneficial Ownership Determination Date :	April 11, 2017
Meeting Date :	May 31, 2017
TBD
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828363101	CA8283631015

Sincerely,

Computershare
Agent for Silvercrest Metals Inc.